UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.         Summary of the Resolutions approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2019.

FREE TRANSLATION

TELECOM ARGENTINA S.A.

(“Telecom Argentina” or “the Company”)

Summary of the Resolutions approved by the General Ordinary and Extraordinary

Shareholders’ Meeting held on April 24, 2019

The following resolutions were adopted upon reviewing each of the points included in the Agenda:

1) Appoint two shareholders to sign the Minutes of the Meeting.

The representative from Cablevisión Holding S.A. and the representative from Fintech Telecom LLC, were appointed to sign the Minutes.

2) Consider the documentation of Telecom Argentina required by Law No. 19,550 section 234 subsection 1, the Comisión Nacional de Valores (CNV) Rules, and the Bolsas and Mercados Argentinos (“BYMA”) Rules, as well as the financial documentation in English required by the US Securities & Exchange Commission Rules, for the Company’s Fiscal Year, ended December 31, 2018 (“Fiscal Year 2018”).

All the documentation submitted for the consideration of the shareholders as it was presented by the Board of Directors, the Audit Committee and the Supervisory Committee and approved by the Board of Directors and informed to the regulatory bodies was approved without modifications.

3) Consider the allocation of Retained Earnings as of December 31, 2018 (P$ 26,918,365,656). The Board of Directors proposes the following allocation, and the Shareholders’ Meeting shall determine the distributable amount it deems appropriate: (i) P$265,906,251 to establish the Legal Reserve; (ii) an amount such that restated for inflation in accordance with CNV Resolution 777/2018 equals P$6,300,000,000 to Cash Dividends (in three equal installments, with the first installment being payable within thirty (30) calendar days of the Meeting’s approval, and the second and the third installments within ninety (90) and one hundred and eighty (180) calendar days of the Meeting’s approval, respectively, or on an earlier date that the Board of Directors may determine); (iii) P$6,300,000,000 to the “Voluntary Reserve for Future Cash Dividends”; and (iv) P$14,052,459,405 to the “Voluntary Reserve to maintain the level of investments in capital assets and the current level of solvency of the Company”. Delegation to the Board of Directors of powers to withdraw, totally or partially, on one or more times, the amount of up to P$6,300,000,000 from the Voluntary Reserve for Future Cash Dividends” and its distribution as cash dividends, being these delegated powers able to be exercised until December 31, 2019.

The Board of Directors’ proposal adjusted as of March 31, 2019, using the National Consumer Price Index (IPC Nacional) published on April 16, 2019, pursuant to Resolution No. 777/2018 of the Comisión Nacional de Valores (CNV), consisting of the following allocation of the Retained Earnings as of December 31, 2018 (P$30,102,883,523): (i) P$297,363,703 to establish the Legal Reserve; (ii) P$6,300,000,000 to Cash Dividends; (iii) P$7,045,307,602 to the “Voluntary reserve for future cash dividends”; and (iv) P$16,460,212,218 to the “Voluntary reserve to maintain the level of investments in capital assets and the current level of solvency of the Company”, was approved.

Moreover, the following was also approved:

a)             That the cash dividends for a total amount of P$6,300,00,000 (equivalent to P$2,925214779 per share of P$1.- outstanding nominal value as of the date) will be made available to shareholders on May 7, 2019.

b)            Delegate to the Board of Directors of the Company the powers to resolve, based on the evolution of the business, to withdraw, totally or partially, on one or more times, the amount of up to P$7,045,307,602 from the “Voluntary reserve for future cash dividends” and its distribution as cash dividends to the shareholders, being entitled to exercise these delegated powers until December 31, 2019.

4) Consider the performance of members of the Board of Directors and members of the Supervisory Committee who have served from April 25, 2018 to the date of this Shareholders’ Meeting.

The performance of the Board of Directors and the Supervisory Committee who have served from April 25, 2018 to the date of this Shareholders’ Meeting was approved.

5) Consider the compensation for the members of the Board of Directors who served during Fiscal Year 2018 (from the Shareholders’ Meeting of April 25, 2018 to the date of this Shareholders’ Meeting). Proposal to pay the total amount of P$118,000,000, representing 2.28% of the ‘accountable earnings’, calculated according to CNV Rules Title II, Chapter III, section 3.

The payment of a global compensation to the members of the Board of Directors of Telecom Argentina serving from April 25, 2018 to the date of this Shareholders’ Meeting for a total of P$94,655,432, which includes compensations for technical and administrative tasks undertaken by two directors under employment contract, was approved. The compensation for the members of the Board of Directors will be distributed among them as the Board of Directors deems appropriate, taking into consideration the advance payments of fees that the members of it have received.

The amount of P$94,655,432 represents 1.83% of “computable income” in constant currency as of December 31, 2018.

6) Authorize the Board of Directors to pay advances on fees to those members of the Board of Directors who serve during Fiscal Year 2019 (from the date of this Shareholders’ Meeting until the Shareholders’ Meeting that considers the documentation for said year, contingent upon what said Meeting resolves).

The Board of Directors was authorized to pay advances on fees to those members of the Board of Directors who serve during Fiscal Year 2019 within the parameters established by the ‘General Corporations Law’ (or ‘Ley General de Sociedades’ ), and ad-referendum to the resolution that will be adopted by the Shareholders’ Meeting that considers the documentation for such Fiscal Year.

7) Consider the compensation of members of the Supervisory Committee for their services during Fiscal Year 2018 (from the Shareholders’ Meeting of April 25, 2018 to the date of this Shareholders’ Meeting). Proposal to pay the total amount of P$12,000,000.

A total compensation of P$ 9,750,00 was approved for the Supervisory Committee members for their services (from the Shareholders’ Meeting of April 25, 2018 to the date of this Shareholders’ Meeting), taking into consideration the advance payments of fees that the members of the Supervisory Committee have received. Such amount shall be distributed equally between the regular members as determined by the Supervisory Committee, with previous assignment of the corresponding proportional share to the member who represents the Supervisory Committee before the Executive Committee. The regular members, if applicable, shall proportionally distribute it in favor of their respective alternates who effectively served and, in such manner, as determined by the regular members.

8) Authorize the Board of Directors to pay advances on fees to those members of the Supervisory Committee who serve during Fiscal Year 2019 (from the date of this Shareholders’ Meeting to the Shareholders’ Meeting that considers the documentation for said year, contingent upon what said Meeting resolves).

The Board of Directors was authorized to pay advances of fees to those members of the Supervisory Committee who serve during Fiscal Year 2019, ad-referendum to the resolution that will be adopted by the Shareholders’ Meeting that considers the documentation for such Fiscal Year.

9) Elect five (5) regular members of the Supervisory Committee to serve during Fiscal Year 2019.

The following persons were designated as regular members of the Supervisory Committee: Mr. Pablo Andrés BUEY FERNÁNDEZ, Mr. Pablo Gabriel SAN MARTÍN, Mr. Alejandro Héctor MASSA, Mrs. María Ximena DIGÓN and Mr. Eduardo Javier VILLEGAS CONTTE.

Mrs. María Ximena Digón and Mr. Pablo Andrés Buey Fernández are lawyers and Mr. San Martín, Mr. Massa and Mr Villegas Contte are public accountants and all of them qualify as ‘Independent’ according to the standards established by the Rules of the CNV.

None of the designated regular members, the law firms that they are members of or other members of such law firms have been Independent Auditors of the Company nor will be nominated for such purpose.

10) Determine the number of Alternate Members of the Supervisory Committee to serve during Fiscal Year 2019 and elect them.

It was resolved to designate five (5) alternate members of the Supervisory Committee and Mr Javier ALEGRÍA, Mr. Rubén SUÁREZ, Mr. Matías Alejandro FREDRIKS, Mr. Juan Pedro TORASSA and Mrs. Delfina LYNCH were elected as alternate members.

Mr. Alegría shall serve as alternate to Mr.  Buey Fernández; Mr. Suárez as alternate to Mr. San Martín Mr. Fredriks as alternate to Mr. Massa, and Mr. Torassa and Mrs. Lynch as alternates indistinctly to Mrs. Digón and Mr. Villegas Contte.

Mr. Alegría, Mr. Fredriks, Mr. Torassa, and Mrs. Lynch are lawyers, and Mr. Suárez is a public accountant, and all of them qualify as ‘Independent’ according to the standard established by the Rules of the CNV.

None of the designated alternate members, the law firms that they are members of or other members of such law firms have been Independent Auditors of the Company nor will be nominated for such purpose.

11) Determine the compensation of the Independent Auditors who served during Fiscal Year 2018.

A P$42,110,920 (which does not include VAT) total compensation for the Independent Auditors of the financial statements for Fiscal Year 2018, was approved, of which P$30,645,076 correspond to financial statement audit tasks, and P$11,465,844 correspond to audit tasks in connection with the certification pursuant to Section 404 of the Sarbanes-Oxley Act. Advance payments of fees that have been effectively performed will be taken on account of this compensation.

12) Appoint the Independent Auditors of the financial statements for Fiscal Year 2019 and determine their compensation.

The firm Price Waterhouse & Co. S.R.L. was appointed as the Independent Auditor of the financial statements of Telecom Argentina for Fiscal Year 2019, with Mr. Carlos Alberto Pace acting as regular certifying accountant and Mr. Marcelo Daniel Pfaff and Mr. Gabriel Marcelo Perrone, indistinctly, as his alternates.

It was resolved that the compensation of the appointed Independent Auditors shall be determined by the General Meeting considering the financial documentation for Fiscal Year 2019, empowering the Audit Committee to establish the method of service delivery and it was authorized the payment of advances on fees to the Independent Auditors for the amount that the Audit Committee deems reasonable.

13) Consider the budget for the Audit Committee of Telecom Argentina for Fiscal Year 2019 (P$4,100,000).

The budget for the operation of the Audit Committee of Telecom Argentina during Fiscal Year 2019 was set for an amount of P$4,100,000. -

14) Consider the granting of guarantees, with the scope and to the extent established by the law, and in the terms described below, to regular and alternate members of the Company’s Board of Directors and the Supervisory Committee, the CEO, the Deputy General Director, the Chief Audit and Compliance Officer and their direct report Management, regarding complaints for actions in the performance of their duties, covered by the Directors’ and Officers’ liability insurance contracted by the Company (the “D&O Insurance”), in the event that the insurance company fails to comply with its obligations arising from the D&O Insurance against the insured, during the term of their offices and for up to six (6) years after they have ceased to serve in said positions.

It was approved to grant guarantees with the scope and to the extent allowed by the law, to the regular and alternate members of the Board of Directors and the Supervisory Committee of the Company, CEO, Deputy General Director, Chief Audit & Compliance Officer and their direct report Management, both to those who currently hold these positions and those who will occupy them in the future, regarding complaints for actions in the performance of their duties covered by the Directors’ and Officers’ liability insurance contracted by the Company ( the “D&O Insurance”), in case the insurance company fails to comply with its obligations emerging from the D&O Insurance against the insured, during the term they hold office and up to 6 years counted from the date in which they cease to do so.

Likewise, the Chairman was authorized to sign the letters of guarantee and, the Vice-Chairman was authorized to sign the letter of guarantee for the Chairman.

Mr. Rafael Di Leo an accountant of the Bolsa de Comercio de Buenos Aires attended the meeting.

/s/ Alejandro A. Urricelqui

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 24, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations